SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
William A. Siskovic, President Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406 330-533-2692	Michael D. Phillips, Esq. Calfee, Halter & Griswold LLP 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114 216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
CALCULATION OF FILING FEE

Transaction Valuation: 562,185 Units of	Amount of Filing Fee
Limited Partnership Interest at $6.86 per Unit	$274.97	*

*	Calculated at $71.30 per million of Transaction Value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable

Form of Registration No.:	Not Applicable

Filing Party:	Not Applicable

Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 1. Summary Term Sheet.
          Reference is made to the first and third page of the Offer to Purchase (the “Offer”), which is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”). The Company’s principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is 330-533-2692.
          (b) The securities being sought for purchase are up to 562,185 units of limited partnership interest (the “Units”), at a price of $6.86 per Unit, net to the sellers in cash (the “Purchase Price”). In its Offer, the Company has reserved the right to purchase more than 562,185 Units, but has no current intention of doing so. 5,621,851 Units were outstanding as of April 30, 2010. Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.
          (c) There is currently no established trading market for the Units. Reference is hereby made to Section 7, “Price Range of Units; Cash Distribution Policy,” of the Offer, which Section is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
          The filer of this statement is the issuer of the Units, Everflow Eastern Partners, L.P. The Company’s principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is 330-533-2692.
Item 4. Terms of the Transaction.
          (a) Reference is hereby made to the Offer, including the Introduction, Section 3, “Procedure for Tendering Units,” Section 4, “Withdrawal Rights,” Section 8, “Effects of the Offer,” Section 11, “Material Federal Income Tax Consequences,” and Section 13, “Extensions of Tender Period; Terminations; Amendments,” of the Offer, which Introduction and Sections are incorporated herein by reference.
          (b) Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
          Reference is hereby made to the Introduction, Section 1, “Background and Purposes of the Offer,” and Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Introduction and Sections are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
          (a) Reference is hereby made to the Introduction, Section 1, “Background and Purposes of the Offer,” Section 5, “Purchase of Units; Payment of Purchase Price,” Section 6, “Certain Conditions of the Offer,” and Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Introduction and Sections are incorporated herein by reference.
          (b) Reference is hereby made to Section 5, “Purchase of Units; Payment of Purchase Price,” of the Offer, which Section is incorporated herein by reference.
          (c) The Company currently has no existing plans, including extraordinary transactions, asset sales or material changes to the capitalization of the Company, that would require disclosure under Item 1006(c) of Regulation M-A.
Item 7. Source and Amount of Funds or Other Consideration.
          (a) The total amount of funds required by the Company to consummate the transaction and purchase 562,185 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be approximately $3,860,000. Reference is hereby made to Section 9, “Source and Amount of Funds,” of the Offer, which Section is incorporated herein by reference.
(b)	Reference is hereby made to Section 9, “Source and Amount of Funds,” of the Offer, which Section is incorporated herein by reference.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.
(a) BENEFICIAL OWNERSHIP OF UNITS IN THE COMPANY,
EVERFLOW MANAGEMENT LIMITED, LLC (the “General Partner”) AND
EVERFLOW MANAGEMENT CORPORATION (“EMC”)
AS OF APRIL 30, 2010

			Percentage
			Interest in
		Percentage	Everflow	Percentage
	Units in	of Units in	Management	Interest in
Name of Holder	Company	Company(1)	Limited, LLC(2)	EMC
Directors and Executive Officers

Robert F. Sykes(3) (4) (director of EMC)	158,634	2.82	—	—
Thomas L. Korner(4) (Chairman of the Board & director of EMC)	138,575	2.46	16.6667	16.6667
William A. Siskovic(4) (officer and director of EMC)	71,731	1.28	16.6667	16.6667
Peter H. Sykes(4)(5) (director of EMC)	41,244	.73	—	—
Brian A. Staebler(4) (officer and director of EMC)	45	*	8.3333	8.3333

	410,229	7.29	41.6667	41.6667

Other Beneficial Owners of > 5% of the Company

David F. Sykes (6)	774,099	13.77	50.0000	50.0000

	1,184,328	21.06	91.6667	91.6667

*	Represents less than one percent.

(1)	Does not include the interest in the Company owned indirectly by such individuals as a result of their ownership in (i) the General Partner (based on its 1.18% interest in the Company) or (ii) EMC (based on EMC’s 1% managing member’s interest in the General Partner).

(2)	Includes the interest in the General Partner owned indirectly by such individuals as a result of their share ownership in EMC resulting from EMC’s 1% managing member’s interest in the General Partner.

(3)	Includes 79,639 Units held by the Robert F. Sykes 2009 Grantor Retained Annuity Trust and 78,995 Units held in the Catherine H. Sykes 2009 Grantor Retained Annuity Trust.

(4)	The address of the above-named Unitholders is 585 West Main Street, Canfield, Ohio 44406

(5)	Includes 41,244 Units held by PHS Associates, a New York limited partnership owned by the family of Peter H. Sykes.

(6)	Includes 732,855 Units held by Sykes Associates, LLC, a New York limited liability company located at 60 Brookside Drive, Rochester, NY, 14618 and owned by the four adult children of Robert F. Sykes as members, and 41,244 Units of the Company held by DFS Associates, a New York limited partnership owned by the family of David F. Sykes, who manages Sykes Associates, LLC. David F. Sykes is the son of Robert F. Sykes and is not an officer or director of EMC.
               (b) Reference is hereby made to Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Section is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          Not applicable.
Item 10. Financial Statements.
          (a) Reference is hereby made to the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are incorporated herein by reference to the Company’s Annual Report on Form 10-K filed on March 31, 2010 for the fiscal year ended December 31, 2009. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
          (b) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information” of the Offer, which Section is incorporated herein by reference. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
          (c) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information” of the Offer, which Section is incorporated herein by reference. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges” as such term is defined in the instructions to Item 503(d) of Regulation S-K.
Item 11. Additional Information.
(a)(1)	Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Sections are incorporated herein by reference.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.
          (b)     Reference is hereby made to the Offer and the related Letter of Transmittal, forms of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.

Item 12. Exhibits.
(a)(1)	Form of Offer to Purchase, dated April 30, 2010

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of 2009 Annual Report Newsletter to Unitholders dated April 30, 2010

(a)(4)	Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations(1)

(a)(5)	Form of letter prepared by Wright & Company, Inc.(1)

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 10, 2010(2)

(d)(2)	Close Corporation Agreement of Everflow Management Corporation(3)

(d)(3)	Amended and Restated Operating Agreement of Everflow Management Limited, LLC dated December 31, 2008(4)

(d)(4)	Everflow Eastern Partners, L.P. Option Repurchase Plan, adopted December 2, 2009(2)

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2009. Items mailed to Unitholders.

(2)	Incorporated herein by reference to the appropriate exhibit to the Company’s Current Report on Form 8-K dated February 12, 2010.

(3)	Incorporated herein by reference to the Company’s Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(4)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2008. Item not mailed to Unitholders.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2010	EVERFLOW EASTERN PARTNERS, L.P.

	By:	everflow management limited, llc
General Partner

	By:	everflow management corporation
Managing Member

	By:	/s/ Brian A. Staebler
Brian A. Staebler
Vice President and Secretary-Treasurer

EXHIBITS

Exhibit
Number	Description
(a)(1)	Form of Offer to Purchase, dated April 30, 2010

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of 2009 Annual Report Newsletter to Unitholders dated April 30, 2010

(a)(4)	Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations(1)

(a)(5)	Form of letter prepared by Wright & Company, Inc.(1)

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 10,2010(2)

(d)(2)	Close Corporation Agreement of Everflow Management Corporation(3)

(d)(3)	Amended and Restated Operating Agreement of Everflow Management Limited, LLC dated December 31, 2008(4)

(d)(4)	Everflow Eastern Partners, L.P. Option Repurchase Plan, adopted December 2, 2009(2)

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2009. Items mailed to Unitholders.

(2)	Incorporated herein by reference to the appropriate exhibit to the Company’s Current Report on Form 9-K dated February 12, 2010.

(3)	Incorporated herein by reference to the Company’s Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(4)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2008. Item not mailed to Unitholders.